OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2005
Commission File Number: 000-49605

Commander Resources Ltd.
(Formerly Major General Resources Ltd.)
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. Material change reports and news releases, NR 05-08, NR 05-09, NR 05-10, NR 05-11, NR 05-12 and NR 05-13

2. Notice of Meeting, Information Circular and Proxy, Confirmation of Mailing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: March 29, 2005
TSX Venture Exchange: CMD
Shares Issued: 30,777,590
News Release
#05-08

COMMANDER EXPANDS URANIUM PROPERTY HOLDINGS

Commander Resources Ltd. (CMD-TSX Venture) has added 52 claims to its existing uranium property holdings in southwestern Newfoundland by entering into an agreement with a local prospector on the Couteau Lake Property.

The newly acquired claims cover several known uranium showings and anomalies that are contiguous with and extend to the west from the Blue Hills Property previously acquired by Commander under an option agreement reported in Stockwatch on February 22, 2005. Three uranium showings are situated along a volcanic-sediment contact over a strike length of one kilometre. This contact runs parallel to a known uranium bearing granite situated about 200 metres to the north. Two bedrock samples collected by the Central Electricity Generating Board Exploration (CEGB - now owned by Cameco Corporation) in 1986 assayed 0.52% and 0.90% uranium. The extent of these showings is unknown due to the presence of a thin but widespread blanket of glacial till.

Another prospect on the property consists of small outcrops and boulders reported by previous workers to contain 0.090% to 0.80% uranium. These uranium occurrences are hosted in felsic volcanics within several 100 metres of an intrusive granite.

About 2 kilometres to the west, previous reports show a soil sample that assayed 0.32% uranium. Its source is not known but will be examined during the field season.

Commander may earn a 100% interest in the Couteau lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 shares of Commander and completing $300,000 in exploration work. Of this, $7,000 in cash and 20,000 shares of Commander are due on signing of the final option agreement.   The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million. The terms of this agreement are subject to approval by the Board of Directors and the TSX Venture Exchange.

Shell Canada exploration and CEGBE (Central Electricity, Generating Board Exploration) who worked on the properties in the early and mid 1980's discovered the uranium occurrences. CEGBE has since been acquired by Cameco Corp, Canada's largest uranium producer.

Commander plans to complete radiometric surveys on the properties along with geological mapping, prospecting, trenching and sampling to verify the historical data. Geophysical surveys will be undertaken where appropriate. If significant targets are developed, they will be tested by diamond drilling.

The uranium values, mineralization and technical information reported in this news release have not been verified by Commander and do not conform to NI-43-101 reporting requirements.

Bernard Kahlert, P.Eng, V.P. Exploration is the Qualified Person under NI 43-101 and will be supervising the work on the property.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality gold and base metal opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company holds an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: April 7, 2005
TSX Venture Exchange: CMD
Shares Issued: 30,777,590
News Release
#05-09

COMMANDER COMMENCES DRILL PROGRAM ON BIG HILL GOLD PROJECT

Commander Resources Ltd. (CMD-TSX Venture) has commenced a diamond drill program on the Big Hill property in Newfoundland. The property is located along-strike with the structure hosting the Hammerdown Gold Deposit which in 1999, Commander's predecessor company, Major General Resources Ltd., sold to Richmont Mines Ltd. Richmont successfully developed and mined the deposit processing the ore at the Nugget Pond Mill. Commander's Big Hill property is only 25 kilometres from this mill.

The drill program, the first for the property, will test a coincident soil geochemical anomaly and Induced Polarization (IP) anomaly. A 250–300 metre long gold soil anomaly with elevated arsenic and copper contains values ranging from 27 to 657 ppb (parts per billion) gold. Background values in the survey area are less than 5 ppb gold. An IP survey outlined a 350 metre long chargeability anomaly coincident with the gold soil anomaly and extending 100 metres further northeast. The southwestern end of the anomaly is open into the shallow waters of Western Bay. The target area trends northeast from the gold-bearing vein exposure discovered by Black Bart Prospecting Inc. in 2002 where quartz vein material contained values ranging from 1.4 g/t gold to 6.8 g/t gold with 1.3% copper and 103 g/t silver.

The IP anomaly is of similar intensity to the anomaly over the Hammerdown gold vein system and the property has never been drilled.

The initial program will consist of three or four holes totaling about 500 metres. The Company has applied for a grant from the Junior Exploration Assistance Program of the Province of Newfoundland and Labrador.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Big Hill Project is Sherry Dunsworth , P.Geo. of Meyer Dunsworth Geological Consulting.

Kenneth E. Leigh
President & CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: April 13, 2005
TSX Venture Exchange: CMD
Shares Issued: 30,777,590
News Release
#05-10

Commander Resources Ltd. (CMD-TSX Venture) announces that further to its news release dated February 22, 2005 and subject to regulatory approval, the terms under the Blue Hills and White Bear Uranium property agreement have been amended. In addition to the terms outlined in the previous release, the Company will issue to the Optionors a warrant to purchase an additional 250,000 common shares in the capital of Commander at a price of $1.00 per share (the "Warrant"), subject to the following conditions: a) The Warrant may only be exercised if the Optionee has defined a Mineral Reserve of at least $500 million on the Property; and b) The Warrant will expire on the earlier to occur of: i) the date that the Optionee exercises the Option; or ii) March 4, 2009.

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: April 14, 2005
TSX Venture Exchange: CMD
Shares Issued: 30,777,590
News Release
#05-11

DRILLING EXPANDS DESPINASSY GOLD ZONE IN ABITIBI GREENSTONE BELT, QUEBEC

Commander Resources Ltd. (CMD-TSX Venture) has been informed by partner **Alto Ventures Ltd. (ATV: TSX-V)** of additional results from the 2005 diamond drilling program at the Despinassy gold project near Val d'Or, Quebec. The Company is delineating gold mineralization along the Despinassy Shear Zone, a district scale, east-west trending structural break parallel to and 75 kilometres north of the Cadillac-Larder Lake Break, which has produced in excess of 90 million ounces of gold in prolific gold camps such as Val d'Or, Malartic, and Kirkland Lake.

Infill drilling of the DAC deposit has continued to outline gold mineralization in multiple zones of sub-parallel quartz veining, where intercepts up to 14.6 grams gold per tonne over 3.7 metres were previously reported in Alto's news release dated February 16, 2005. With the results reported here, the 2005 program has confirmed the continuity of high-grade gold mineralization for 150 metres along strike and to a depth of 250 metres at 25 metre (approximate) intervals.

Results for three of the five additional holes drilled on the DAC deposit are reported here. All three holes intersected significant gold mineralization in four zones, with excellent continuity reported in Zones 2 & 3:

Diamond Drill Hole	From	To	Assay (g/t Au)	Width (m)	Zone
DES05-79	116.2	117.0	6.49	0.8	Vein between Zone 1 and Zone 2
	130.6	134.1	8.11	3.5	Zone 2
(Includes)	130.6	131.6	21.70	1.0	
	142.0	146.0	4.53	4.0	Zone 2
(Includes)	144.0	145.0	10.06	1.0	
	197.5	199.6	3.81	2.1	Zone 3
DES05-80	97.0	98.0	7.40	1.0	Vein between Zone 1 and Zone 2
	111.7	112.4	4.57	0.7	Zone 2
DES05-81	334.8	338.5	5.45	3.7	Zone 2
(Includes)	334.8	335.8	12.95	1.0	
	384.3	386.1	4.00	1.8	Zone 3
(Includes)	385.0	386.1	5.64	1.1	

The originally wide-spaced drilling undertaken by the Cameco – Commander Resources Joint Venture intersected Zone 2 and 3 for a strike length of up to 300 metres and to a depth of 600 metres. Assays are awaited for the last two holes of the infill program and will be reported when available.

Ten reconnaissance holes (DES05-69 to 78) were also completed to test IP anomalies to the west of the DAC deposit and to the west of Area 3. Six of the ten holes intersected the gold mineralized Despinassy Shear Zone for up to 30 metres width with the best result in quartz veining that assays 3.36 grams gold per tonne over 0.7m. This widely spaced reconnaissance drill program confirms that the gold-bearing Despinassy Shear Zone extends a further 2.3 kilometres west of the DAC deposit.

Plan maps, longitudinal sections and cross sections of the Despinassy Shear Zone may be viewed here: http://www.altoventures.com/projects/despinassy/

Quality Assurance/Quality Control

Gold assays were performed at ALS Chemex Laboratories in Val d'Or, Quebec. The gold assaying method uses a standard Fire Assay with AA or Gravimetric finish technique, as requested by the Company, on a 30 gram sub-sample taken from a 250 gram split of the sample submitted.

The laboratory prepared and analyzed a second 250 gram split from the reject for those samples that indicated greater than 2 g/t Au on the initial analysis. The results reported represent composites using weighted averages of all analyses performed on each specific sample. Commercially prepared standards were inserted every 25 samples to ensure precision of the results. Mike Koziol P.Geo., Alto's Vice President of Exploration, is the qualified person supervising the drill program.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

*The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.*



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: May 2, 2005
TSX Venture Exchange: CMD
Shares Issued: 30,777,590
News Release
#05-12

COMMANDER COMMENCES BAFFIN EXPLORATION PROGRAM

COMMANDER RESOURCES LTD. (CMD TSX-V) reports the start of its 2005 exploration field program on the Baffin Island project, Nunavut where Commander has discovered a new gold district containing 14 prospect areas with potential for one or more high-grade gold deposits along a 140 kilometre belt of iron formation.

The main objective of the 2005 program is to outline a near-surface, high-grade continuous gold zone at Ridge Lake and advance the high-grade gold prospects east in the "Qim 5" and "Durette" areas. The program includes detailed ground geophysics, detailed structural mapping, sampling and diamond drilling.

The first phase of the program, now underway, will consist of a 500 line kilometre detailed ground magnetic survey, which will provide maximum structural detail over the priority target areas. Detailed geological mapping and diamond drilling are planned following completion of the ground geophysics. 2000 metres of drilling in 20-25 holes at Ridge Lake will be guided by previous surface gold results, drill results and magnetic data. These programs may be extended if warranted. Detailed structural mapping, channel sampling and ground geophysics will be completed over the "Qim 5" and "Durette" prospect areas to develop drill targets for planned testing later in the season.

At Ridge Lake, a 3.5 kilometre strike length of iron formation contains several areas of high grade surface gold mineralization grading in excess of 10 g/t gold including samples up to107.1 g/t gold. An "ore-grade" intersection of 17.48 g/t gold over 2.15 metres including 31.34 g/t gold over 1.15 metres at a depth of less than 30 metres from surface came from the limited 2004 drilling.

High-grade gold results from the "Qim 5" prospect area include 42.91 g/t gold and 103.1 g/t gold in an area of complex deformation where only prospecting was completed in 2004. The "Durette" Showing consists of a 700 metre strike length of exposed iron formation on the northern limb of a large fold with rock samples of 41.1 g/t gold, 46.95 g/t gold, 16.5 g/t gold, 17 g/t gold and 10.6 g/t gold. Rock samples from the iron formation exposed on the southern limb include 7.5 g/t gold and 9.5 g/t gold.

Drilling at Malrok returned high-grade but discontinuous gold results in 2004 within 50 metres of surface, including 9.15 g/t gold over 6.0 metres (including 15.12 g/t gold over 3.0 metres), 12.1 g/t gold over 3.3 metres and 4.46 g/t gold over 9.41 metres (including 12.7 g/t gold over 1.5 metres). The system is open along strike and at depth and will be followed-up in a later program once the inventory of advanced targets has been prioritized.

In addition to the gold targets, a high grade nickel prospect discovered at the end of the 2004 season containing 1.27% nickel, 0.88% copper and 0.40% cobalt will be evaluated and drill tested if warranted. The cobalt value in this sample is approximately four times higher than that found in average nickel deposits where cobalt is a bi-product credit.

The Baffin Island Project is close to tidewater, there is an abundance of water available for year-round development and mining, and there is access to two long airstrips capable of handling larger aircraft including C-130 Hercules. The fuel, core boxes and propane required for this season's work was sent to the area by ship in 2004.

The setting and style of gold mineralization is similar to the past-producing Homestake Gold mine in South Dakota, the Lupin deposit in N.W.T, and Morro Velho, Brazil. Gold deposits of this type can be very large and high grade.

All of the gold values presented above were previously disclosed in various news releases issued by the Company in 2004 and can be found on the Company's website or on Sedar. Geological maps and additional summary information can be found on the company's website, www.commanderresources.com.

To complement the team at Commander, Allan Armitage, PhD, P.Geo was hired to run the Baffin project this year. Allan has extensive experience with iron formation gold deposits and Arctic geology. He was formerly Chief Geologist at Comaplex Minerals where he was primarily involved in the Meliadine gold project near Rankin Inlet, Nunavut for the past eight years.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the 2005 project. Dr. Allan Armitage, P.Geo will be the Qualified Person managing all aspects of the 2005 field program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality gold and base metal opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: May 4, 2005
TSX Venture Exchange: CMD
Shares Issued: 30,798,590
News Release
#05-13

COMMANDER RESOURCES LTD. (CMD-TSX Venture) has issued 21,000 common shares under the terms of an option agreement dated March 16, 2005 relating to the acquisition of a 100% interest in the Blue Hills and White Bear Uranium properties located in southwestern Newfoundland. The property acquisition has been previously disclosed in news releases dated February 22, 2005 and April 13, 2005. The securities are subject to a hold period and may not be traded until August 21, 2005.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.



NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the Members of **COMMANDER RESOURCES LTD.** (the "Company") will be held at the Crowne Plaza Hotel Georgia, Windsor Room, 801 West Georgia Street, Vancouver, British Columbia, on the **5ᵗʰ** day of **May, 2005** at **10:00 a.m.** for the following purposes:

1.   To receive the Report of the Directors.

2.   To receive the Audited Financial Statements of the Company for the year ended **December 31, 2004**, together with the Auditor's Report thereon.

3.   To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

4.   To fix the number of Directors at **six**.

5.   To elect Directors for the ensuing year.

6.   To consider, and if thought fit, to increase the number of shares reserved for issuance under the Company's Stock Option Plan as more particularly set out in the Information Circular.

7.   To consider, and, if thought fit, to approve a Special Resolution altering the Notice of Articles as more particularly set forth in the Information Circular.

8.   To consider, and, if thought fit, to approve a Special Resolution to alter the Articles of the Company as more particularly set forth in the Information Circular.

9.   To consider, and, if thought fit, to approve a Special Resolution increasing the authorized capital of the Company as more particularly set forth in the Information Circular.

10   To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 31st day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Ken Leigh"

Kenneth E. Leigh, M.Sc.
President



INFORMATION CIRCULAR
Containing information as at March 31, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **COMMANDER RESOURCES LTD.** (the "Company") for use at the Annual and Special Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES
MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, B.C. V6C 3K9 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered

Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 31, 2005, 30,777,590 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on March 31, 2005 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in the following, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

RELATED PARTY TRANSACTIONS

In addition to the marketable securities disclosed in Notes 3 and 9 of the financial statements of the Company for the year ended December 31, 2004, the Company had the following related party transactions or balances:

(a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $18,980 (2003 - $35,134) owed by those companies for shared administrative expenses.

(b) The Company paid or accrued legal fees in the aggregate of $2,393 (2003 - $11,713) to two law firms which either an officer or director of the Company were partners. Included in accounts payable and accrued liabilities is $Nil (2003 - $3,408) owed to the firm.

(c) Included in accounts payable is $27,417 (2003 - $Nil) owed to Diamonds North Resources Ltd., a company related by virtue of a common director, relating to a mineral claim bond for a property transferred to Diamonds North Resources Ltd as part of the Company's 2002 reorganization.

REMUNERATION OF MANAGEMENT

For purposes of this section:

"Named Executive Officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or other person who performed a policy-making function of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Named Executive Officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

EXECUTIVE COMPENSATION

During the financial year ended December 31, 2004, the Company had three executive officers, namely William J. Coulter, Kenneth E. Leigh and Bernard H. Kahlert (the "named executive officers"). The following table sets forth the compensation awarded or paid to, or earned by the named executive officers during the financial years ended December 31, 2004, 2003 and 2002. Note, during each of the years ended December 31, 2003 and 2002, William J. Coulter was President and Director; Kenneth E. Leigh joined the Company in early 2004.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation	No. Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	All Other Compensation $
W.J. Coulter Chairman & Director	2004 2003 2002	$94,840 $100,800 $100,800	Nil Nil Nil	$1,377 Nil Nil	356,667 253,334 450,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
K.E. Leigh President & Director	2004	$158,000	Nil	Nil	714,000	Nil	Nil	Nil
B.H. Kahlert Vice President & Director	2004 2003 2002	$119,575 $68,000 $67,390	Nil Nil Nil	$2,131 Nil Nil	431,000 295,001 450,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards.

OPTIONS AND SARS

The following table sets forth the particulars of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries and stock appreciation rights ("SARs") made during the financial year ended December 31, 2004 to each of the named executive officers.

OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2004

Name	Securities Under Options/SARS Granted	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on Date of Grant	Expiration Date
W.J. Coulter	60,000	3.2%	$0.56	$33,600.00	May 18, 2009
K.E. Leigh	700,000 14,000	37.5% 0.7%	$0.53 $0.56	$371,000.00 $7,840.00	Jan 21, 2009 May 18, 2009
B.H. Kahlert	181,000	9.7%	$0.56	$101,360.00	May 18, 2009

The following table sets forth the particulars of option exercises by each of the named executives made during the financial year ended December 31, 2004 and year end values.

AGGREGATE OPTION/SAR EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2004 AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise ($)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable Unexercisable	Value of Unexercised in-the-Money Options/SARS at FY-End ($) Exercisable/ Unexercisable
William J. Coulter	N/A	N/A	356,667	$103,833.45
K.E. Leigh	N/A	N/A	714,000	N/A
Bernard H. Kahlert	100,000	$51,000.00	431,000	$87,500.00

There was no repricing of options during the year ended December 31, 2004.

The Company does not have any stock appreciation rights agreements.

PENSION PLANS

The Company does not have any pension plans.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

During the year ended December 31, 2004, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

By agreement dated January 14, 2004 (the "Agreement") the Company employed Kenneth E. Leigh ("Leigh") for an initial term commencing February 9, 2004 and terminating March 31, 2006 to act as President of the Company at a remuneration of $12,000 per month. On expiry of the initial two year term, if the Agreement is not renewed, Leigh shall be entitled to a severance payment of $48,000.

DIRECTORS

No compensation was paid or distributed to directors in return for acting as such during the year ended December 31, 2004.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

COMPOSITION OF COMPENSATION COMMITTEE

The Company's Compensation Committee is made up of three Directors: William J. Coulter, Albert Reeve and Victor A. Tanaka. Messrs. Reeve and Tanaka are both independent directors. Meetings of this committee are held as necessary to review financial and incentive option compensation for personnel and to make recommendations to management in respect thereof.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ('MI 52-110') requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors: William J. Coulter, Albert Reeve and Victor A. Tanaka. As defined in MI 52-110, William J. Coulter is not ?independent?; Albert Reeve and Victor Tanaka are both ?independent?. Also as defined in MI 52-110, all of the audit committee members are ?financially literate?.

Since the commencement of the Company's most recently completed financial year, the Company?s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, 'audit fees' are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. 'Audit-related fees' are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. 'Tax fees' are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. 'All other fees' are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	$18,000	Nil	$1,000 (1)	$1,620(2)
December 31, 2003	$12,950	Nil	$750 (1)	$1,860(3)

(1)   Fees related to the preparation of the Company's T-2 corporate income tax returns and the General Index of Financial Information required by CCRA.
(2)   Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company's business and advice concerning a private placement financing conducted by the Company.
(3)   Fees related to specific advisory and accounting services related to valuation issues impacting mineral properties owned by the Company and communications concerning fiscal matters affecting the Company's business.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTIONS OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at six (6). Although Management is only nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary the shares represented by proxy will, on a poll, be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at six for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name, Municipality of Residence and Office Held(1)	Principal Occupation or Employment(1)	Date of Appointment	Holdings in Securities of the Issuer(1)	
Brian Abraham N. Vancouver, B.C. Director	Partner of Fraser Milner Casgrain LLP	Sep 20, 2004	Common Options	15,000 200,000
William J. Coulter(2) W. Vancouver, B.C. Chairman, CEO & Director	President, Commander Resources Ltd., August 1999 to February 2004; President, Binjas Holdings Ltd., May 1982 to present.	Jul 1, 1991	Common Options Warrants	806,357(3) 356,667 36,875
Bernard H. Kahlert W. Vancouver, B.C. Vice President & Director	Vice President & Director, Commander Resources Ltd., June 1998 to present.	Jun 10, 1998	Common Options Warrants	329,116 431,000 15,000
Kenneth E. Leigh Vancouver, B.C. President & Director	President, Commander Resources Ltd., February 2004 to present; Senior Geologist, Business Development, Teck Cominco Limited, July 1990 to February 2004.	Feb 9, 2004	Common Options	99,500 714,000
Albert F. Reeve(2) Gibsons, B.C. Director	Professional Engineer; President, Albert F. Reeve Limited, January 1974 to present.	Jan 24, 2003	Common Options	155,000(4) 145,000
Victor A. Tanaka(2) N. Vancouver, B.C. Director	President, Fjordland Exploration Inc., June 1996 to present; President, Pathfinder Resources Ltd., December 1993 to present.	Jan 18, 1993	Common Options	113,428 213,334

1. This information has been furnished by the respective nominees.

2. Member of the Company's Audit and Compensation Committees.

3. 59,250 of these shares are registered in the name of Binjas Holdings Ltd. and 76,316 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

4. 135,000 of these shares are registered in the name of Albert F. Reeve Limited, a non-reporting company controlled by Albert F. Reeve.

Pursuant to the provisions of the *Business Corporations Act* (British Columbia), the Company is required to have an Audit Committee which, at the present time is comprised of William J. Coulter, Albert F. Reeve and Victor A. Tanaka.

No proposed director of the Company is, or within the ten years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

iv) has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

other than as follows:

Petra Resource Corp. a British Columbia reporting issuer, was suspended from trading by the CDNX Venture Exchange (now TSX Venture Exchange) on February 21, 2002 for failure to maintain transfer agent services. Victor A. Tanaka was a director of Petra Resource Corp. from September 29, 1997 to January 31, 2002.

No director, officer or promoter of the Company has, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded issuer, or involving theft or fraud.

The above information was provided by Management of the Company.

APPOINTMENT OF AUDITOR

Management proposes the re-appointment of SmytheRatcliffe, Chartered Accountants, as Auditor of the Company for the ensuing year and that the directors be authorized to fix the remuneration. G. Ross McDonald, Chartered Accountant has been the Company's Auditor since incorporation. On February 1, 2005 G. Ross McDonald merged with SmytheRatcliffe under the name SmytheRatcliffe.

STOCK OPTION PLAN

Members, by way of a disinterested-vote, will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's existing Stock Option Plan from **4,847,623** to **6,155,518** shares, representing 20% of the currently issued and outstanding shares of the Company.

CHANGES TO THE COMPANY'S CHARTER DOCUMENTS

The *Business Corporations Act* (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act requires each British Columbia company to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the New Act. Once the transition application has been filed, the Company may adopt a new form of

Articles in order to reflect and take advantage of various provisions of the New Act. The Company intends to file its transition application, containing a Notice of Articles, before the Meeting.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting new Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;

2. Any one director or officer of the Company, or the solicitors for the Company, be and are hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Alteration of Authorized Share Structure

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The maximum number of common shares that the Company is authorized to issue be increased from one hundred million (100,000,000) to an unlimited number of common shares without par value;

2. Any one director or officer of the Company, or the solicitors for the Company, be and are hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. All such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Adoption of Articles

The Company proposes to amend its charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with proposed new Articles. Management believes that the adoption of new Articles will provide the Company with greater flexibility for future corporate activities.

The full text of the proposed Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed Articles in advance of the Meeting at the Company's records office, Tupper, Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia.

Management believes that the major changes from the Company's existing articles are as follows:

1. As indicated in the foregoing, the number of votes required to pass a special resolution will be reduced from three-quarters of the votes cast by shareholders present in person or by proxy at a shareholders' meeting to two-thirds of the votes cast;

2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3. Shareholders' meetings may be held by electronic means;

4. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and

5. The Company may alter its Notice of Articles, Articles and share structure in the following manner:

    (a) by directors' resolution or ordinary resolution, as determined in each case by the directors, in order to

        (i)   create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

        (ii)   establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

        (iii)   if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

        (iv)   change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

        (v)   create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

        (vi)   subdivide all or any of its unissued, or fully paid issued, shares; and

        (vii)   authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

    (b) if the *Business Corporations Act* does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution to otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the articles of the Company be altered by deleting and canceling its existing articles and creating and adopting the form of articles presented for consideration at the Company's 2005 Annual and Special Meeting, as the articles of the Company."

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2004.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

BY ORDER OF THE BOARD OF DIRECTORS

"Kenneth E. Leigh"

Kenneth E. Leigh
President

COMMANDER RESOURCES LTD.

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the "Audit Committee") of the Board of Directors (the "Board") of Commander Resources Ltd. (the "Company") is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to monitor:

(a)   the integrity of the financial statements of the Company;
(b)   the external auditor's qualifications and independence;
(c)   the performance of the Company's external auditor;
(d)   management's reporting on internal control; and
(e)   the compliance by the Company with legal and regulatory requirements.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The majority of the members of the Audit Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Audit Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP") and applicable rules and regulations. These are the responsibilities of management and the external auditor.

Committee Membership

The Audit Committee shall consist of no fewer than three members, a majority of whom must be unrelated directors, as defined in Policy 3.1 of the TSX Venture Exchange (the "**TSX-V**") Corporate Finance Manual and Policies. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial experience. For purposes of this section, a director shall be deemed to be "financially literate" if he or she has the ability to read and understand a balance sheet, an income statement and the notes attached thereto and shall be deemed to have "accounting or related financial experience" if he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

The members of the Audit Committee will be appointed or reappointed by the Board following each annual meeting of the Company's shareholders. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board or ceases to be a director of the Company. Where a vacancy occurs at any time in the membership of the Audit Committee, the Board may appoint a qualified individual to fill such vacancy and must appoint a qualified individual if the membership of the Audit Committee is less than three directors as a result of any such vacancy.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. Any member of the Audit Committee or the external auditor may call a meeting of the Audit Committee. At all Audit Committee meetings a majority of the members shall constitute a quorum. The acts of the Audit Committee at a duly constituted meeting shall require the vote of a majority of the members present provided that, in any circumstances, a resolution or other instrument in writing signed by all members of the Audit Committee shall avail as the act of the Audit Committee. The Audit Committee shall meet periodically with management, the internal auditors and the external auditor in separate executive sessions to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately. The Audit Committee may request any officer or employee of the Company or the Company's external legal counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The members of the Audit Committee shall select a chair from among their number who must be an unrelated director. The chair will preside at each meeting of the Audit Committee and, in consultation with the other members of the Audit Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. In addition, at the first meeting held following each annual meeting of shareholders (the "**First Meeting**"), the chair, in consultation with the other members of the Audit Committee, shall determine the list of items to be addressed by the Audit Committee during the coming year (the "**Annual Agenda**").

The chair shall ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each other director in advance of the meeting, and that the Annual Agenda is circulated to each member of the Audit Committee as well as each other director not later than five business days after is it finalized (which shall be not later than five business days after the First Meeting).

Committee Authority and Responsibilities

The Audit Committee shall have the sole authority and responsibility to appoint, nominate or replace the external auditor (subject, if applicable, to shareholder approval or ratification). The external auditors are ultimately accountable to the Audit Committee and to the Board, as representatives of the shareholders. The Audit Committee shall be directly responsible for the determination of compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee. The Audit Committee shall preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its external auditor. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. The membership of any such subcommittee must consist of a majority of unrelated directors. The Audit Committee shall consult with management but shall not delegate any of its responsibilities to management.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor and to any advisors employed by the Audit Committee.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

In fulfilling its responsibilities, the Audit Committee shall:

<u>Financial Statement and Disclosure Matters</u>

1.   Review and discuss with management and the external auditor the annual audited financial statements and related documents, including disclosures made in management's discussion and analysis, prior to filing with the appropriate securities regulatory authorities or public dissemination.

2.   Review and discuss with management and the external auditor, if so engaged, the Company's quarterly financial statements and related documents including disclosures made in management's discussion and analysis, prior to filing with the appropriate securities regulatory authorities or public dissemination.

3.   Discuss with management the Company's press releases or material change reports discussing financial matters, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

4.   Review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company or any of its subsidiaries with unconsolidated entities or other persons including related persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

5.   Review and discuss with management and the external auditor the quality and acceptability of the accounting principles, policies and practices used in the preparation of the Company's financial statements, including all critical accounting policies and practices used, any alternative treatments of financial information, those policies for which management is required to exercise discretion or judgments regarding the implementation thereof, the ramification of their use and the external auditor's preferred treatment, as well as any other material communications between the external auditor and management.

6.   Discuss with the external auditor the matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants relating to the conduct of the audit.

<u>Annual or Periodic Reviews</u>

7. Annually or periodically, as appropriate, review any significant changes to the Company's accounting principles and financial disclosure practices as suggested by the external auditors, management or the internal audit group.

8. Annually review separately with each of management, the external auditors and the internal audit group:

    (a) any significant disagreement between management and the external auditors or the internal audit group in connection with the preparation of the financial statements;

    (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information; and

    (c) management's response to each.

9. Annually discuss with the external auditors, without management being present:

    (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting;

    (b) the completeness and accuracy of the Company's consolidated financial statements; and

    (c) the external auditor's relationship with management.

10. Annually or periodically, as appropriate, discuss with management the Company's major financial and investment risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

11. Review and discuss with management, the external auditor and the Company's in-house and external legal counsel, as appropriate, any legal, regulatory or compliance matters arising periodically that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules.

<u>Oversight of the Company's Relationship with the Independent Auditor</u>

12. The Audit Committee shall review annually the selection, qualifications and performance of the external auditor, including considering whether the external auditor's quality controls are adequate.

13. Review, in advance where feasible, all auditing services to be provided by the external auditor, determine which non-audit services may not be provided by the external auditor and approve any non-audit services, as permitted by applicable securities laws and the TSX-V.

14. Ensure that the external auditors submit to the Audit Committee on an annual basis a written statement affirming their independence, discuss with the external auditor any disclosed relationships or services that may impact its objectivity and independence and satisfy itself as to the external auditor's independence, taking into account the opinions of management and internal auditors.

15. Consider whether, in order to assure continuing independence of the external auditor, it is appropriate to adopt a policy of rotating the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit on a regular basis.

16. Recommend to the Board policies for the Company's hiring of employees or former employees of the external auditor who participated in any capacity in the audit of the Company.

17. Meet with the external auditor prior to the audit to review with the external auditor and management the external auditor's audit plan, discuss and approve audit scope, staffing locations, reliance upon management, and internal audit and general audit approach.

Oversight of the Company's Internal Audit Function

18. Review annually the performance of the controller or the CFO, if he or she acts in the capacity of controller.

19. Review, based upon the recommendations of the external auditor and the Company's senior internal auditing executive, the scope and plan of the work to be done by the internal audit group.

20. Review and, if it deems appropriate, approve the appointment and replacement of the Company's controller.

21. Review the significant reports to management prepared by the internal auditing department and management's responses and subsequent follow-up to any identified weaknesses.

22. In consultation with the external auditor and the internal audit group, review the adequacy of the Company's internal control structure and procedures designed to ensure compliance with the applicable laws and policies, and discuss the responsibilities, budget and staffing needs of the internal audit group.

Compliance Oversight Responsibilities

23. Obtain reports from management, the Company's controller and the external auditor that the Company and its subsidiaries are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics. Review all insider reports or the equivalent. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

24. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

25. Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.

26. Discuss with the Company's external legal counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

Other

27. Review and, if deemed appropriate, approve all related-party transactions.

28. Review all public disclosure documents of the Company containing audited or unaudited financial information before release, including any prospectuses, annual information forms and information circulars.

29. Perform any other activities consistent with this Charter, the Company's articles and governing laws as the Audit Committee deems necessary or appropriate.

Disclosure

The Audit Committee will provide a report of its activities to the shareholders of the Company as part of the Company's management proxy circular for its annual meeting.

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF



TO BE HELD AT

CROWNE PLAZA HOTEL GEORGIA
WINDSOR ROOM, 801 WEST GEORGIA STREET,
VANCOUVER, B.C. V6C 1P7

ON THURSDAY, MAY 5, 2005 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, KENNETH E. LEIGH, a Director of the Company, or failing this person, WILLIAM J. COULTER, a Director of the Company, or in the place of the foregoing, _____ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE:

_____

DATE SIGNED:_____

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Smythe Ratcliffe as auditor of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at six			N/A
4. To elect as Directors			
Brian Abraham		N/A	
William J. Coulter		N/A	
Bernard H. Kahlert		N/A	
Kenneth E. Leigh		N/A	
Albert F. Reeve		N/A	
Victor A. Tanaka		N/A	
5. To set the number of shares issuable under stock option plan			N/A
6. To alter the Notice of Articles			N/A
7. To adopt new Articles of the Company			N/A
8. To increase the authorized capital			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	



INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. *A Registered Shareholder who wishes to **attend** the Meeting and vote on the resolutions in person*, may simply register with the scrutineers before the Meeting begins.

5. *A Registered Shareholder who is **not able to attend** the Meeting in person but wishes to vote on the resolutions*, may do the following:

(a) *appoint one of the management proxyholders* named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) *appoint another proxyholder,* who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person*. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions *must be DEPOSITED* at the office of
"CIBC MELLON TRUST COMPANY" no later than
forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

**The mailing address of CIBC Mellon Trust Company is Suite 1600, 1066 West Hastings Street,
Vancouver, British Columbia, V6C 3K9, and its fax number is (604) 688-4301.**

April 11, 2005

To the Following Securities Commission(s):

B.C. Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE: COMMANDER RESOURCES LTD.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 23rd day of March 2004.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A)	Notice of Annual General Meeting
B)	Information Circular
C)	Annual Report 2004, Management's Discussion and Analysis and Financial Statements for the Year Ended December 31, 2004
D)	Proxy
E)	Supplemental Mail Return Card

Yours truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal"
Client Services

/gb

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>**Commander Resources Ltd.**</u>
(Registrant)

Date: May 6, 2005

/s/ Kenneth E. Leigh
By:_____
     Kenneth E. Leigh, President